SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
LIBRA ALLIANCE CORPORATION
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
531600104
(CUSIP Number)
LY Holdings, LLC
c/o J. Sherman Henderson III
1901 Eastpoint Parkway
Louisville, Kentucky 40223
(502) 244-6666
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
James A. Giesel
Frost Brown Todd LLC
400 West Market Street
32nd Floor
Louisville, Kentucky 40202
Telephone (502) 589-5400
February 12, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

1	NAME OF REPORTING PERSON LY HOLDINGS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Kentucky

	7	SOLE VOTING POWER

NUMBER OF		19,500,000 shares of Common Stock entitled to one vote per share[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,500,000 shares of Common Stock[1]

WITH:	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,500,000 shares of Common Stock[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.0%[1]

14	TYPE OF REPORTING PERSON

HC

[1]	Calculated pursuant to Rule 13d-3. The percentage is calculated based 28,248,033 shares of Libra Alliance Corporation common stock issued and outstanding on an as converted, fully diluted basis as of February 12, 2010, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 19, 2010. The Reporting Person currently owns 10,000,000 shares of Issuer common stock and has the right to receive 9,500,000 shares of Issuer preferred stock upon amendment of the Issuer’s articles of incorporation, as set forth in the Securities Exchange Agreement, defined in Item 4, herein. Issuer preferred stock will be convertible into Issuer common stock on a one-for-one basis at the holder’s preference. These shares are included in shares listed in Items 7, 9 and 11, above.

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ITEM 1. SECURITY AND ISSUER.
This Statement relates to the shares of common stock, $0.001 par value per share (“Common Stock”) of Libra Alliance Corporation, a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1901 Eastpoint Parkway, Louisville, Kentucky 40223.
ITEM 2. IDENTITY AND BACKGROUND.
(a-c)
1.	The “Reporting Person” filing this Schedule 13D is LY Holdings, LLC (“LYH”), a Kentucky limited liability company located at 1901 Eastpoint Parkway, Louisville, KY 40223. LYH has a primary business purpose of holding shares of Issuer.

2.	LYH is managed by a Board of Directors consisting of the following persons (each, a “Director”):
a.	J. Sherman Henderson III (“Henderson”), the President and Chief Executive Officer of Issuer. Henderson’s business address is 1901 Eastpoint Parkway, Louisville, KY 40223;

b.	Chris T. Sullivan (“Sullivan”), an entrepreneur. Sullivan is currently employed by both KHI Holdings, LLC and MVP Holdings, LLC and his business address is 3717 W. North B St., Tampa, FL 33609;

c.	W. Brent Rice (“Rice”), a partner in the law firm of McBrayer, McGinnis, Leslie and Kirkland in Lexington, Kentucky and a real estate developer. Rice’s business address is 201 E. Main St., Lexington, KY 40507;

d.	Ronald L. Carmicle, a Kentucky resident and the President of River City Development Corporation which specializes in the construction and installation of brick, concrete block, limestone and architectural precast. Carmicle’s business address is 7112 Gerber Ave., Louisville, KY 40214; and,

e.	Rigdon O. Dees, III, a California resident, comedian and radio entertainer. Dees’ business address is 3601 West Olive Ave., Suite 675, Burbank, CA 91505.
(d-e)	None of LYH or the Directors have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the past five years.

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(f)	LYH and the Directors are all United States citizens.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The source and amount of funds used in the transaction are as described in Item 4, below. Before the execution of the Securities Exchange Agreement, as defined in Item 4 below, none of LYH or the Directors beneficially owned any shares of Issuer common stock.
ITEM 4. PURPOSE OF TRANSACTION.
     On February 12, 2010, Issuer and LYH entered into a Securities Exchange Agreement (the “Securities Exchange Agreement”), pursuant to which LYH transferred to Issuer a 100% membership interest in Lightyear Network Solutions, LLC (“Lightyear”), a Kentucky limited liability company, and Issuer issued 10,000,000 shares of Issuer common stock to LYH and covenanted to issue 9,500,000 shares of Issuer preferred stock to LYH. Such preferred stock is to be issued upon amendment of Issuer’s articles of incorporation (the “Articles”) to create a class of preferred stock with the rights, preferences and privileges described below.
     After the execution of the Securities Exchange Agreement, LYH, the stockholder of Issuer holding the requisite number of shares to approve such actions, will execute a written consent to amend the Articles (as amended, the “Amended Articles”) to effect the following actions: (i) to authorize and designate a new class of preferred stock with rights, preferences and privileges as outlined in Issuer’s Current Report on Form 8-K filed on February 19, 2010, and (ii) to change the name of Issuer to “Lightyear Network Solutions, Inc.” Issuer is expected to file the Amended Articles and to issue the preferred stock during the first quarter of 2010. Issuer is also expected to amend its bylaws during the first quarter of 2010.
     Before the closing of the Securities Exchange Agreement, April Erickson and Anthony S. Clayton served as directors of Issuer. Upon closing of the Securities Exchange Agreement, Anthony S. Clayton resigned as a director of Libra and designated Henderson to serve as a director.
     In accordance with Rule 14f-1 of the Securities Exchange Act of 1934, Issuer filed an information statement on Schedule 14f-1 and transmitted such information statement to each record holder of Issuer common stock as of February 22, 2010. Ten days after the filing and the transmission of such information statement, the resignation of April Erickson as a director will become effective. At that time the number of directors will be increased to five and Sullivan, Carmicle, Rice, and Dees will be appointed as directors.
     Before the closing of the Securities Exchange Agreement, Issuer was a “shell” company (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934). As a result of the Securities Exchange Agreement, Issuer took on the business of Lightyear, with

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Lightyear’s extensive operations. Consequently, Issuer believes that it has ceased to be a shell company.
     Except as set forth in this Schedule 13D or Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 19, 2010, or such as would occur upon completion of any of the actions discussed above, neither LYH nor the Directors have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a-b)
1.	As of February 12, 2010, LYH may be deemed to beneficially own, have sole voting power over, and have sole power to direct the disposition of 19,500,000 shares of Issuer common stock, representing 69.0% of Issuer’s outstanding common stock on an as converted, fully diluted basis as reported in Issuer’s Current Report on Form 8-K filed with the SEC on February 19, 2010. LYH currently holds 10,000,000 shares of Issuer common stock and has the right to acquire, within 60 days, 9,500,000 shares of Issuer convertible preferred stock, convertible into 9,500,000 shares of Issuer common stock assuming consummation of the amendment to Issuer’s articles and issuance of the convertible preferred stock as contemplated in Item 4.

2.	None of the Directors is, individually, a control person of LYH. As such, none can be attributed with beneficial ownership of any Issuer common stock held by LYH.
(c)	See item 4 above for transactions in Issuer common stock by the Reporting Person.

(d)	Not applicable.

(e)	Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6.
     Pursuant to a promissory note made by LYH to Issuer, LYH has pledged all of its shares of Issuer common stock and Issuer preferred stock as a subordinated security interest in its obligations under the note.
     Rice-LY, LLC, a Kentucky limited liability company owned and managed by Rice, Rice’s wife and Rice’s two adult children, has pledged 1,250,000 shares or a 10% beneficial interest in LYH, and

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LANJK, LLC, a Kentucky limited liability company managed by Henderson and owned by Henderson’s wife, Judy, has pledged 3,750,000 shares or a 30% beneficial interest in LYH, as collateral on an $8,000,000 loan made to LYH by Sullivan. If, pursuant to an event of default under the note, Sullivan foreclosed on and received such interests, Sullivan would own 70% of the equity of LYH, resulting in a 48.3% beneficial ownership interest in Issuer.
     Except as described in the preceding paragraphs, and the remainder of this Schedule 13D, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships between LYH and the Directors, or LYH, the Directors and any other person, with respect to any securities of Issuer, including but not limited to transfer of voting of any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Exhibits
1.	Securities Exchange Agreement by and between Issuer and LYH, dated as of February 12, 2010 and incorporated herein by reference to Exhibit 2.2 to Issuer’s Current Report on Form 8-K filed on February 19, 2010.

2.	Promissory Note from LYH to Issuer dated as of February 12, 2010 and incorporated herein by reference to Exhibit 10.5 to Issuer’s Current Report on Form 8-K filed on February 19, 2010.
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

LY HOLDINGS, LLC
By	/s/ J. Sherman Henderson III
	Name:	J. Sherman Henderson III, President
Date: February 22, 2010